UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

Commission file number 001-13913

WADDELL & REED FINANCIAL, INC.

401(K) AND THRIFT PLAN, AS AMENDED AND RESTATED

(Full title of the Plan)

WADDELL & REED FINANCIAL, INC.

6300 Lamar Avenue

Overland Park, Kansas  66202

913-236-2000

(Name of issuer of securities held pursuant to the Plan)

Report of Independent Registered Public Accounting Firm

The Plan Administrators
Waddell & Reed Financial, Inc.
401(k) and Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule 1 — Schedule of Assets Held for Investment Purposes as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Kansas City, Missouri
June 29, 2011

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Investments at fair value (note 3)	$142,989,799	119,133,715
Contributions receivable from participants	271,609	203,863
Contributions receivable from participating employers	508,174	324,588
Net assets available for benefits	$143,769,582	119,662,166

See accompanying notes to financial statements.

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2010 and 2009

	2010	2009
Investment income:
Dividends – stock	213,000	277,843
Dividends – mutual funds	1,042,655	1,348,002
Net appreciation in the fair value of investments (note 3)	17,381,506	28,906,940
Total investment income	18,637,161	30,532,785
Contributions (note 4):
Participant	8,448,261	7,785,882
Employer	3,971,262	1,585,333
Participant rollovers	909,801	716,599
Total contributions	13,329,324	10,087,814
Benefits paid to participants	(7,859,069)	(14,984,293)
Net increase	24,107,416	25,636,306
Net assets available for benefits:
Beginning of year	119,662,166	94,025,860
End of year	$143,769,582	119,662,166

See accompanying notes to financial statements.

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)       Description of Plan

The following brief description of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan, as amended and restated (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

(a)       General

The Plan is a defined contribution plan covering substantially all employees of Waddell & Reed Financial, Inc. and subsidiaries who have 12 consecutive months of service and no less than 1,000 hours of service for Waddell & Reed Financial, Inc. or a subsidiary. Effective August 1, 2008, the eligibility requirements were changed to allow employees with 30 days of service to participate in the Plan with employer matching contributions beginning following 12 consecutive months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Plan administration is accomplished through a committee of five persons who have authority to arbitrate disputes and settle claims arising under the Plan.

(b)       Contributions

Participants are allowed to make semi-monthly pre—tax and after—tax contributions not to exceed eligible earnings less required social security tax withholdings, subject to Internal Revenue Service (the “IRS”) annual limitations of $16,500 for 2010 and 2009; $22,000 for 2010 and 2009 if the participant is 50 years of age or older. The Plan provided for a matching employer contribution of 100% of the first 3% of the participant’s contribution and 50% of the next 2% of the participant’s contribution. Employer matching contributions are pre—tax and begin after the participant completes 12 consecutive months of service.

Effective March 9, 2009, the matching employer contribution was reduced from 4% to 1% of the participant’s eligible compensation, which removed the Plan’s “safe harbor” designation.  Effective January 1, 2010, the plan administrator reinstated the maximum employer matching contribution back to 4% of a participant’s eligible compensation. As a result, under Sections 401(k) and 401(m)(11) of the Internal Revenue Code of 1986, as amended (the “IRC”), the Plan has regained the status of a “safe harbor plan” for 2010.

Participants direct the investment of participant and employer matching contributions among investment options available under the Plan.

(c)        Participant Accounts and Vesting

Each participant’s account is credited with their contribution, the employer’s matching contribution, and earnings on their participant and employer account balances. Participants vest immediately in their contributions, employer matching contributions, and actual earnings thereon.

(d)       Participant Loans

Participant loans are not permitted.

(Continued)

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(e)        Payment of Benefits

Upon termination of service for any reason and election to withdraw from the Plan, a participant is paid a lump-sum distribution. Former employees can elect not to withdraw from the Plan, but cannot continue to make contributions to the Plan.

(f)        Subsequent Events

The Plan has evaluated subsequent events through June 29, 2011, the date the financial statements were issued.

(2)       Summary of Significant Accounting Policies

(a)       Basis of Presentation

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) and present the Plan’s net assets available for benefits and changes in those net assets using the accrual method of accounting.

The Plan allows contributions to be invested in Waddell & Reed Financial, Inc. Class A common stock and certain mutual fund shares of (i) the Waddell & Reed Advisors Group of Mutual Funds and (ii) the Ivy Funds. Waddell and Reed Investment Management Company, a participating employer in the Plan, and Ivy Investment Management Company manage the Waddell & Reed Advisors Group of Mutual Funds and the Ivy Funds, respectively. Fiduciary Trust Company of New Hampshire serves as the trustee for the Plan.

The Plan had 1,616 and 1,598 participants at December 31, 2010 and 2009, respectively. At December 31, 2010, 356 of the 1,616 participants in the Plan were former employees who had elected not to withdraw from the Plan. At December 31, 2009, 343 of the 1,598 participants in the Plan were former employees who had elected not to withdraw from the Plan.

(b)       Use of Estimates

The preparation of financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)        Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan’s investments in the mutual fund shares are valued at the net asset value of shares held by the Plan at year end.  Quoted market prices are used to value or derive the value of investments.

(Continued)

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

Purchases and sales of securities are recorded on a trade-date basis (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

(d)       Payment of Benefits and Administrative Expenses

Benefits are recorded when paid. Administrative expenses are paid by the participating employers listed in note 4.

(e)        Accounting Pronouncements Not Yet Adopted

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 201006 to amend “Fair Value Measurements and Disclosures Topic,” Accounting Standards Codification (“ASC”) 820. This guidance includes certain provisions related to the roll forward of activity in Level 3 fair value measurements. The guidance is effective for annual reporting periods beginning after December 15, 2010 and is not expected to have a material effect on the Plan’s financial statements.

In May 2011, the FASB issued ASU No. 201104 to amend ASC 820.  This guidance includes clarifications to existing fair value guidance under ASC 820 and requires additional fair value disclosures, including those around Level 3 fair value measurements and transfers between level all three levels of the fair value hierarchy. The guidance is effective for annual reporting periods beginning after December 15, 2011 and is not expected to have a material effect on the Plan’s financial statements.

(Continued)

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(3)       Plan Investments

(a)       Fair Value

The following presents the number of shares and fair value of common stock and mutual fund investments held by the Plan as of December 31, 2010 and 2009.

	Number
December 31, 2010	of shares	Fair value
Waddell & Reed Financial, Inc. Class A common stock	257,031	$9,070,624
Cash equivalents	—	295,067
Accrued dividend income - Waddell & Reed Financial, Inc. Class A common stock	—	51,408
Accrued dividend income - mutual funds	—	46,374
Waddell & Reed Advisors Group of Mutual Funds shares:
Accumulative	529,831	3,973,734
Asset Strategy	1,305,553	12,219,981
Bond	307,568	1,916,148
Cash Management	9,439,885	9,439,885
Continental Income	187,285	1,535,733
Core Investment	1,261,947	7,533,823
Dividend Opportunities	110,620	1,639,390
Energy	139,203	1,925,179
Global Bond	651,391	2,618,593
Government Securities	424,777	2,391,496
High Income	353,048	2,499,580
International Growth	485,613	4,681,307
New Concepts	742,474	8,820,590
Science and Technology	774,231	8,648,160
Small Cap	310,368	5,096,240
Value	215,024	2,597,485
Vanguard	636,562	5,315,291
Total Waddell & Reed Advisors Group of Mutual Funds shares		82,852,615

(Continued)

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

	Number
December 31, 2010	of shares	Fair value

Ivy Funds shares:
Asset Strategy	224,847	5,533,488
Asset Strategy New Opportunities	313,136	3,901,668
Bond	31,661	317,876
Capital Appreciation	55,274	515,703
Core Equity	58,136	616,241
Cundill Global Value	102,553	1,406,000
European Opportunities	63,766	1,545,688
Global Natural Resources	417,907	9,206,499
High Income	227,013	1,884,209
International Balanced	67,575	1,006,866
International Core Equity	126,454	2,105,463
International Growth	37,150	1,206,250
Large Cap Growth	135,230	1,797,203
Limited-Term Bond	74,595	827,257
Micro Cap Growth	63,592	1,203,802
Mid Cap Growth	78,380	1,385,758
Mortgage Securities	23,455	199,836
Pacific Opportunities	404,126	6,922,675
Real Estate Securities	91,663	1,691,178
Science And Technology	99,425	3,334,716
Small Cap Growth	179,306	2,901,173
Small Cap Value	65,183	1,164,162

Total Ivy Funds shares		50,673,711
Total investments		$142,989,799

Cash equivalents consist of shares of the Marshall Prime Money Market Class Y fund.

(Continued)

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

	Number
December 31, 2009	of shares	Fair value

Waddell & Reed Financial, Inc. Class A common stock	300,644	$9,181,668
Cash equivalents	—	462,080
Accrued dividend income - Waddell & Reed Financial, Inc. Class A common stock	—	57,194
Accrued dividend income - mutual funds	—	—
Waddell & Reed Advisors Group of Mutual Funds shares:
Accumulative	514,580	3,334,478
Asset Strategy	1,508,487	13,078,578
Bond	262,113	1,596,271
Cash Management	10,028,072	10,028,072
Continental Income	159,806	1,193,748
Core Investment	1,283,769	6,354,658
Dividend Opportunities	103,140	1,328,437
Energy	147,734	1,662,011
Global Bond	560,271	2,185,055
Government Securities	373,405	2,098,539
High Income	397,352	2,662,257
International Growth	487,745	4,121,443
New Concepts	694,253	6,484,327
Science and Technology	803,568	8,132,104
Small Cap	296,294	3,555,523
Value	178,785	1,821,815
Vanguard	613,006	4,499,467
Total Waddell & Reed Advisors Group of Mutual Funds shares		74,136,783

(Continued)

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

	Number
December 31, 2009	of shares	Fair value
Ivy Funds shares:
Asset Strategy	204,962	4,597,290
Bond	9,792	94,594
Capital Appreciation	44,357	370,829
Core Equity	33,524	299,037
Cundhill Global Value	107,740	1,323,048
European Opportunities	74,447	1,627,422
Global Natural Resources	389,293	7,307,033
High Income	175,724	1,435,663
Internationals Balanced	61,365	832,716
International Core Equity	93,668	1,386,282
International Growth	32,473	931,982
Large Cap Growth	106,407	1,239,640
Limited-Term Bond	42,445	467,318
Micro Cap Growth	15,059	213,231
Mid Cap Growth	32,240	464,300
Mortgage Securities	23,474	192,018
Pacific Opportunities	358,673	5,451,832
Real Estate Securities	70,450	1,028,564
Science and Technology	106,319	3,249,118
Small Cap Growth	160,422	1,907,416
Smal Cap Value	62,130	876,657

Total Ivy Funds		35,295,990
Total investments		$119,133,715

Cash equivalents consist of shares of the Waddell & Reed Cash Management Class A fund.

(Continued)

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(b)                      Fair Value Measures

The Plan determines the fair value of the investments using broad levels of inputs as defined by related accounting standards:

•                              Level 1 — Quoted prices in active markets for identical securities.

•                              Level 2 — Other significant observable inputs (including quoted prices in active markets for similar securities).

•                              Level 3 — Significant unobservable inputs (including the Plan’s own assumptions in determining the fair value of investments).

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

At December 31, 2010 and 2009, all of the Plan’s investments were Level 1 investments.

(c)                       Change in Fair Values

During 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated by $17,381,506 and $28,906,940, respectively, as follows:

(Continued)

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

	2010	2009
Waddell & Reed Financial, Inc. Class A common stock	$1,448,892	5,177,616

Waddell & Reed Advisors Group of Mutual Funds:
Accumulative	526,653	694,331
Asset Strategy	907,330	2,467,942
Bond	31,186	47,095
Continental Income	194,768	144,427
Core Investment	1,292,693	1,186,240
Dividend Opportunities	213,615	199,168
Energy	341,310	440,587
Global Bond	66,518	602,656
Government Securities	27,929	(66,523)
High Income	143,338	537,447
International Growth	542,693	873,523
New Concepts	2,131,365	2,145,309
Retirement Shares	—	17,678
Science and Technology	948,980	2,429,647
Small Cap	1,347,517	1,090,683
Value	395,399	375,429
Vanguard	598,487	953,173
Total Waddell & Reed Advisors Group of Mutual Funds	9,709,781	14,138,812

Ivy Funds:
Asset Strategy	395,340	808,132
Asset Strategy New Opportunities	485,164	—
Bond	9,623	(10,029)
Capital Appreciation	51,094	104,352
Core Equity	83,424	56,178
Cundill Global Value	153,808	307,662
European Opportunities	148,758	263,563
Global Natural Resources	1,360,703	2,750,515
High Income	106,408	337,675
International Balanced	83,776	195,427
International Core Equity	225,866	375,045
International Growth	127,711	175,661

(Continued)

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

	2010	2009
Large Cap Growth	$196,576	289,839
Limited-Term Bond	2,719	13,490
Micro Cap Growth	183,279	1,464
Mid Cap Growth	252,693	141,552
Mortgage Securities	8,446	8,941
Pacific Opportunities	766,657	1,930,852
Real Estate Securities	317,849	251,236
Science and Technology	312,379	806,977
Small Cap Growth	715,127	559,000
Small Cap Value	235,433	222,980
Total Ivy Funds	6,222,833	9,590,512
Net Appreciation	$17,381,506	28,906,940

(Continued)

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(4)                     Contributions by Participants and Participating Employers

The contributions of participants and each participating employer to the Plan for the years ended December 31 are as follows:

	2010		2009
	Participant	Employer	Participant	Employer
Waddell & Reed Financial, Inc.	$37,975	11,448	41,902	5,180
Waddell & Reed, Inc.	3,209,912	1,359,889	2,960,553	526,342
Waddell & Reed Investment Management Company	1,238,151	631,697	1,154,438	256,861
Waddell & Reed Services Company	526,819	303,103	512,989	143,100
The Legend Group of Companies	463,481	238,507	426,877	96,690
Austin Calvert & Flavin, Inc.	—	—	71,700	19,638
Ivy Funds Distributor, Inc.	1,142,216	581,730	973,227	208,615
Waddell & Reed Corporate LLC	1,740,653	793,639	1,567,608	318,044
Waddell & Reed Capital Management Group, Inc.	89,054	51,249	76,588	10,863
	$8,448,261	3,971,262	7,785,882	1,585,333

(5)                     Related-Party Transactions

Plan investments include shares of mutual funds managed by Waddell & Reed Investment Management Company and Ivy Investment Management Company, as well as shares of Waddell & Reed Financial, Inc. Class A common stock. Waddell & Reed Financial, Inc. and its affiliates are the sponsors, as defined by the Plan, and therefore, these transactions qualify as party in interest.

(6)                     Plan Termination

Although it has not expressed any intent to do so, Waddell & Reed Financial, Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. All plan assets would be distributed in the event of plan termination.

(7)                     Tax Status

The IRS has determined and informed Waddell & Reed Financial, Inc. by a letter dated April 24, 2001 that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel are not aware of any activity or transactions that would adversely affect the qualified status of the Plan.

(Continued)

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

In accordance with GAAP, plan management is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan currently has no audits for any tax periods in progress.

(8)                     Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Schedule 1

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Schedule of Assets Held for Investment Purposes

December 31, 2010

Identity of issuer, borrower,				Current
lessor, or similar party		Description of investment		value
	Cash equivalents	—	Marshall Prime Money Market Class Y Fund	$295,067
	Accrued dividend income	—	Mutual Funds	46,374
	Accrued dividend income	—	Waddell & Reed Financial, Inc. Class A common stock	51,408
*	Waddell & Reed Financial, Inc.	257,031	shares of Class A common stock	9,070,624
				9,463,473
*	Waddell & Reed Advisors Group of Mutual Funds	529,831	shares of Accumulative	3,973,734
*	Waddell & Reed Advisors Group of Mutual Funds	1,305,553	shares of Asset Strategy	12,219,981
*	Waddell & Reed Advisors Group of Mutual Funds	307,568	shares of Bond	1,916,148
*	Waddell & Reed Advisors Group of Mutual Funds	9,439,885	shares of Cash Management	9,439,885
*	Waddell & Reed Advisors Group of Mutual Funds	187,285	shares of Continental Income	1,535,733
*	Waddell & Reed Advisors Group of Mutual Funds	1,261,947	shares of Core Investment	7,533,823
*	Waddell & Reed Advisors Group of Mutual Funds	110,620	shares of Dividend Opportunities	1,639,390
*	Waddell & Reed Advisors Group of Mutual Funds	139,203	shares of Energy	1,925,179
*	Waddell & Reed Advisors Group of Mutual Funds	651,391	shares of Global Bond	2,618,593
*	Waddell & Reed Advisors Group of Mutual Funds	424,777	shares of Government Securities	2,391,496
*	Waddell & Reed Advisors Group of Mutual Funds	353,048	shares of High Income	2,499,580
*	Waddell & Reed Advisors Group of Mutual Funds	485,613	shares of International Growth	4,681,307
*	Waddell & Reed Advisors Group of Mutual Funds	742,474	shares of New Concepts	8,820,590
*	Waddell & Reed Advisors Group of Mutual Funds	774,231	shares of Science and Technology	8,648,160
*	Waddell & Reed Advisors Group of Mutual Funds	310,368	shares of Small Cap	5,096,240
*	Waddell & Reed Advisors Group of Mutual Funds	215,024	shares of Value	2,597,485
*	Waddell & Reed Advisors Group of Mutual Funds	636,562	shares of Vanguard	5,315,291
	Total Waddell & Reed Advisors Group of Mutual Funds			82,852,615
*	Ivy Funds	224,847	shares of Asset Strategy	5,533,488
*	Ivy Funds	313,136	shares of Asset Strategy New Opportunities	3,901,668
*	Ivy Funds	31,661	shares of Bond	317,876
*	Ivy Funds	55,274	shares of Capital Appreciation	515,703
*	Ivy Funds	58,136	shares of Core Equity	616,241
*	Ivy Funds	102,553	shares of Cundill Global Value	1,406,000
*	Ivy Funds	63,766	shares of European Opportunities	1,545,688
*	Ivy Funds	417,907	shares of Global Natural Resources	9,206,499
*	Ivy Funds	227,013	shares of High Income	1,884,209
*	Ivy Funds	67,575	shares of International Balanced	1,006,866
*	Ivy Funds	126,454	shares of International Core Equity	2,105,463
*	Ivy Funds	37,150	shares of International Growth	1,206,250
*	Ivy Funds	135,230	shares of Large Cap Growth	1,797,203
*	Ivy Funds	74,595	shares of Limited-Term Bond	827,257
*	Ivy Funds	63,592	shares of Micro Cap Growth	1,203,802
*	Ivy Funds	78,380	shares of Mid Cap Growth	1,385,758
*	Ivy Funds	23,455	shares of Mortgage Securities	199,836
*	Ivy Funds	404,126	shares of Pacific Opportunities	6,922,675
*	Ivy Funds	91,663	shares of Real Estate Securities	1,691,178
*	Ivy Funds	99,425	shares of Science And Technology	3,334,716
*	Ivy Funds	179,306	shares of Small Cap Growth	2,901,173
*	Ivy Funds	65,183	shares of Small Cap Value	1,164,162
	Total Ivy Funds			50,673,711
	Total investments			$142,989,799

*  Indicates party-in-interest investment.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Overland Park, State of Kansas, on June 29, 2011.

WADDELL & REED FINANCIAL, INC.
401(K) AND THRIFT PLAN, AS AMENDED AND RESTATED

By:	/s/ Daniel P. Connealy
Daniel P. Connealy, Member
Administrative Committee

By:	/s/ Sara L. Kircher
Sara L. Kircher, Member
Administrative Committee

By:	/s/ Mark S. Newman
Mark S. Newman, Member
Administrative Committee

By:	/s/ Michael D. Strohm
Michael D. Strohm, Member
Administrative Committee

By:	/s/ John E. Sundeen, Jr.
John E. Sundeen, Jr., Member
Administrative Committee